UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

442487203

(CUSIP Number)

Laura M. Twomey

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d.7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487203

1	NAME OF REPORTING PERSON Executors of the Estate of Kevork S. Hovnanian, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,705,259
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,705,259
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,705,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Executors of the Estate of Kevork S. Hovnanian, Deceased with the Securities and Exchange Commission on October 26, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on December 27, 2012 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On October 29, 2015, the Executors, in their capacity as executors, distributed (a) 3,075,138 shares of Class A Common Stock to the marital trust created under the Kevork S. Hovnanian 2004 Revocable Trust Agreement for the benefit of Sirwart Hovnanian, (b) 1,376,146 shares of Class A Common Stock to Sirwart Hovnanian, (c) 1,050,873 shares of Class B Common Stock to trusts for the benefit of the family of Kevork S. Hovnanian, and (d) 2,204,378 shares of Class B Common Stock to the marital trust under the Kevork S. Hovnanian 2004 Revocable Trust Agreement for the benefit of Sirwart Hovnanian.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Executors beneficially own 1,705,259 shares of Class A Common Stock in their capacity as executors. The shares beneficially owned represent approximately 1.3% of the shares of Class A Common Stock, based upon 131,802,150 shares of Class A Common Stock outstanding as of January 15, 2016 as set forth in the definitive proxy statement filed by the Issuer on February 1, 2016.

(b) The Executors, acting together, have sole power to vote or to direct the vote and to dispose or direct the disposition of the 1,705,259 shares of Class A Common Stock beneficially owned by them in such capacity. Ara K. Hovnanian, as special purpose Executor with respect to investments in securities of the Issuer, also has sole power to vote or to direct the vote and to dispose or direct the disposition of the 1,705,259 shares of Class A Common Stock beneficially owned by the Executors, and he is amending his separate Statement on Schedule 13D to reflect such beneficial ownership.

(c) During the past 60 days, except as described in Item 4, the Executors, in their capacity as executors, have not effected any transaction in shares of Class A Common Stock or Class B Common Stock, except as set forth herein.

(d) Not applicable.

(e) As of October 29, 2015, the Executors, in their capacity as executors of the Estate of Kevork S. Hovnanian, Deceased, no longer were the beneficial owners of more than five percent of the shares of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2016

/s/ Sirwart Hovnanian Sirwart Hovnanian, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Ara K. Hovnanian Ara K. Hovnanian, Executor of the Estate of Kevork S. Hovnanian, Deceased

/s/ Sossie K. Najarian Sossie K. Najarian, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Esto K. Barry Esto K. Barry, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Lucy K. Kalian Lucy K. Kalian, Executrix of the Estate of Kevork S. Hovnanian, Deceased

/s/ Nadia K. Rodriguez Nadia K. Rodriguez, Executrix of the Estate of Kevork S. Hovnanian, Deceased

[Schedule 13D/A - Executors of the Estate of Kevork S. Hovnanian - Class A Common Stock]